CGGVeritas
Tour Maine Montparnasse
33 avenue de Maine BP 191
75755 Paris Cedex 15
France
November 25, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re: Request for Withdrawal of Form S-4 filed on September 22, 2009 (File No. 333-162042)
Ladies and Gentlemen:
Please accept this withdrawal request on behalf of the registrants named below (the “Registrants”). The relevant details concerning this request are as follows:
•	Accession number of the filing that is the subject of this request: 0000950123-09-044634

•	Name and CIK of the Registrants:

Name of Registrant	CIK
Alitheia Resources Inc.	0001387047
CGG Americas Inc.	0001332598
CGGVeritas Land (U.S.) Inc.	0001387044
CGGVeritas Services (U.S.) Inc.	0001387046
CGGVeritas Services Holding (U.S.) Inc.	0000028866
Sercel, Inc.	0001332640
Veritas DGC Asia Pacific Ltd.	0001387055
Veritas Geophysical (Mexico) LLC	0001387045
Veritas Investments Inc.	0001387056
Viking Maritime Inc.	0001387058
The Registrants are requesting the withdrawal of the Registration Statement because they filed it on Form S-4 but have concluded that Form F-4 is the more appropriate form to use for the Registration Statement. An amended Registration Statement on Form F-4 for the above captioned filing has been made under a separate accession number (0000950123-09-065215). The Registrants are all wholly-owned subsidiaries of Compagnie Générale de Géophysique – Veritas, a foreign private issuer.
If the Staff has any questions or comments, please call our legal counsel, Luis Roth, Linklaters LLP, at + 33 1 56 43 58 42.
Very truly yours,

/s/ Stéphane-Paul Frydman Stéphane-Paul Frydman
For and on behalf of the Registrants